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                             June 20, 2024

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Amendment No. 10 to
Offering Statement on Form 1-A
                                                            Filed June 4, 2024
                                                            File No. 024-12073

       Dear Armin Afzalipour:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

       Amendment No. 10 to Offering Statement on Form 1-A filed June 4, 2024

       Cover Page

   1.                                                   Rule 253(b)(4) of
Regulation A requires that you fix the volume of securities that you are qualifying in this
offering. Please state the volume of Class A Bonds and Class B Bonds separately that you
intend to qualify in this offering here and elsewhere as appropriate.
       MCI Income Fund VII, LLC
       Independent Auditors' Report, page F-2

   2. Please have your independent auditor revise their report to properly identify and cover your financial
statements for the year ended December 31, 2023.
 Armin Afzalipour
FirstName  LastNameArmin
MCI Income   Fund VII, LLCAfzalipour
Comapany
June       NameMCI Income Fund VII, LLC
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Charles R. McCarthy